Exhibit 11.1

JUNO LIGHTING, INC. AND SUBSIDIARIES

COMPUTATIONS OF NET INCOME (LOSS) PER COMMON SHARE

	2003	2002	2001

Average number of common shares
outstanding during the year	2,545,298	2,513,785	2,481,928

Common equivalents: Shares issuable under
outstanding options	-	-	-

Shares which could have been purchased
based on the average market value for the period	-	-	-

Shares for the portion of the period that the
options were outstanding	-	-	-

Average number of common and common
equivalent shares outstanding during the year	2,545,298	2,513,785	2,481,928

NET INCOME (LOSS) available
to common shareholders	$5,367,221	$1,084,178	$(525,900)

NET INCOME (LOSS) PER COMMON
SHARE (Basic and Diluted)	$2.11	$.43	$(.21)